Exhibit 99.1

ASX ANNOUNCEMENT
3 August 2026

Elevra Announces Issuance of Upfront Tranche of Convertible Notes

North American lithium producer Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR) is pleased to announce the issuance of the C$65 million Upfront Tranche of Convertible Notes (the “Upfront Tranche”) to a subsidiary of Canada Growth Fund Inc. (“CGF”) pursuant to the previously announced Strategic Financing Package1 to support the North American Lithium (“NAL”) Brownfield Expansion.

The issuance of the Upfront Tranche was approved by shareholders at the Company’s Extraordinary General Meeting held on 16 July 20262. Proceeds from the financing will be used to fund the staged expansion of NAL, and to provide additional liquidity to ensure capital management adequacy.

The Upfront Tranche will have a maturity of five years from the issue date and will accrue interest at CORRA (floored at zero) plus 225 basis points per annum, payable semi-annually in arrears. The conversion price per share for the Upfront Tranche is A$17.17, and conversion will be permitted from the first anniversary of the issue until shortly before maturity3.

The Upfront Tranche forms part of the broader financing package announced by the Company in May 2026, comprising equity financing and two tranches of Convertible Notes. Together, the financing fully funds the planned NAL Brownfield Expansion and supports Elevra’s strategy to increase annual production capacity and reduce unit operating costs, which will underpin the Company’s transition towards becoming a more resilient and globally relevant lithium producer.

The issuance of the C$80 million second tranche of Convertible Notes (the “Conditional Tranche”) remains subject to the satisfaction of certain conditions, including obtaining shareholder approval, Elevra’s election to proceed with drawing down on the facility, and the fulfilment of other customary conditions1.

Announcement authorised for release by Elevra’s Managing Director/CEO.

About Elevra Lithium
Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, and Western Australia.
Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium project (100%) in the United States.

1 See ASX release dated 12 May 2026 “Elevra Announces Transformational Financing Package to Accelerate Growth”.
2 See ASX release dated 16 July 2026 “2026 Extraordinary General Meeting Results”.
3 See Elevra’s “Strategic Funding Presentation” dated 12 May 2026 and Annexure A of the Notice of Extraordinary General Meeting released to ASX on 12 June 2026 for a summary of key terms of the Convertible Notes.

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia +61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.
For more information, please visit us at www.elevra.com or contact:
Andrew Barber
Investor Relations
PH: +617 3369 7058

ELEVRA LITHIUM	2